Suite 1700  - 1140 West Pender Street         Dale Matheson Carr-Hilton LaBonte
Vancouver, BC                                 Chartered Accountants
V6E 4G1
Phone: 604-687-4747
Fax: 604-687-4216



FAX





To:                                                  From:    Peter J Donaldson,
         Dana Hartz,                                          CA
         US Securities and Exchange Commission
----------------------------------------------- --------------------------------
Fax:     202 942 9533                                Date:    February 9, 2005
----------------------------------------------- --------------------------------
Phone:   202 942 2976                                Pages:   2
----------------------------------------------- --------------------------------
Re:      China Health Holdings Inc.                  CC:
----------------------------------------------- --------------------------------


Fax

[] Urgent []  For Review []  Please Comment []  Please Reply  [] Please Recycle


o    Comments:

Ms Hartz:

At the request of our client, China Health Holdings Inc., and after having reviewed the attachment with the client, we enclose revised wording for Note 13. Please see the attached.



Thank you

"Peter J Donaldson, CA"



Dale Matheson Carr-Hilton labonte
Chartered Accountants
Per: Peter J Donaldson, CA

cc China Health Holdings Inc.

13.  RESTATEMENTS


     The financial statements as at September 30, 2004 (unaudited) and December 31, 2003 and for the nine months ended September 30, 2004 (unaudited), the year ended December 31, 2003 and the period from April 3, 2002 (inception) to September 30, 2004 (unaudited) have been restated to reflect the following adjustments:



     a) The recording of certain common stock issuances were adjusted to reflect the issuances to the revised estimated fair value of the shares at the time of issuances where the original issuance was at an agreed value which differed from estimated fair value.

     b) The timing of the recognition of common stock issued on settlement of debts was adjusted to correctly reflect 110,000 shares that were issued during the period ended September 30, 2004 (unaudited) rather than during the year ended December 31, 2003.

     c) The reclassification of 200,000 common shares originally classified as issued for consulting services to shares issued for settlement of debt and to adjust the amount at which these shares were recorded from the agreed value to the estimated fair value as described above.

     d) To reclassify the adjustment resulting from the revaluation of certain common stock transactions (see (a) above) totaling $20,000, which had originally been recorded as a loss on settlement of debts and issuance of shares, to consulting fees, as the recipients of these shares had also provided consulting services to the Company.

     These adjustments resulted in increases (decreases) in the financial statements for the periods as follows:


                                       2